Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2013	2012
Income from continuing operations before income taxes	$1,774	$1,801
Adjustment for companies accounted for by the equity method	8	2
Less: Capitalized interest	(10)	(11)
Add: Amortization of capitalized interest	9	9
	1,781	1,801
Fixed charges:
Interest and debt expense	117	114
Capitalized interest	10	11
Rental expense representative of interest factor	30	26
	157	151
Total adjusted earnings available for payment of fixed charges	$1,938	$1,952
Number of times fixed charges earned	12.3	12.9